April 5, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Southland Holdings, Inc. Registration Statement on Form S-3 File No. 333-278008

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on April 8, 2024, or as soon thereafter as is practicable.

Please contact William R. Rohrlich, II with Winstead PC at (281) 681-5912 once the Registration Statement is declared effective.

SOUTHLAND HOLDINGS, INC.

By:	/s/ Cody Gallarda
Cody Gallarda
Chief Financial Officer, Executive Vice President and Treasurer